SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2003

VIVENDI ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Explanatory Note

         This Report on Form 6-K contains:

•	a press release containing the Company's Annual Results for Fiscal Year 2002 and

•	a presentation made by the Company's management on March 4, 2003.

Paris, March 4th, 2003

PRESS RELEASE

Solid results in a difficult environment

Cash flow from operations up 13%

Significant reduction in net debt

New contracts and continued execution of strategy

         —    Consolidated revenue: +3.3% to €30.1 billion
         —    Revenue from core businesses (1): +5.9% to €28.1 billion (+7.2% at constant exchange rates)
         —    Consolidated EBIT: €1,971 million
         —    EBIT from core businesses: +1.9% to €1,847 million (+3.2% at constant exchange rates)
         —    Recurring net income (2) increased to €429 million versus €420 million in 2001
         —    Net income of €339 million compared with net loss of €2,251 million in 2001
         —    Cash flow from operations up 13% to €2,780 million — Net debt reduced to €13,066 million
         —    Net dividend proposed at Shareholders Meeting: €0.55 per share, payable early May 2003

(1)	Definition of non-core disposals already completed or planned for sale: US Filter’s non-core businesses: Filtration & Separation, Plymouth, Surface Prep, Distribution US; and Bonna Sabla.

(2)

The recurring net income corresponds to EBIT + net recurring financial income (expense) after notional taxes, companies accounted for by the equity method, recurring straight line goodwill amortization and minority interests

The Supervisory Board met on March 3, 2003, to examine Vivendi Environnement’s financial statements for 2002.

CONTINUED GROWTH, CONFIRMED BY NEW CONTRACTS WON

Vivendi Environnement posted another year of steady business growth despite a particularly difficult international environment. Revenue from core businesses amounted to €28,073 million, up 5.9%, or an increase of 7.2% at constant exchange rates. Two-thirds of the negative impact of exchange rates of €350 million was due to the decline of the dollar. Internal growth from core businesses rose 5%. Due to the disposals completed over the course of the year, revenue from non-core businesses amounted to €2,006 million, compared with €2,614 million at December 31, 2001. Total consolidated revenue for Vivendi Environnement increased 3.3% to €30,079 million versus €29,127 million in 2001.

Vivendi Environnement also won new contracts for municipal and industrial outsourcing services, including several that combined the services of two or more divisions. This commercial performance confirms the success of the company’s strategy and the growth potential of its markets. The new municipal outsourcing contracts underline the company’s ability to capitalize on the international positions gained over recent years by all divisions: Water (Pudong, Indianapolis, Atlanta), Waste (Camden, Singapore), Energy Services (Poznan), and Transportation (Boston).

STRENGTHENED FINANCIAL STRUCTURE
In line with the commitments made, net debt was reduced from €14.3 billion at December 31, 2001, to less than €13.1 billion at December 31, 2002, as a result of:

•	Continued steady growth in cash flow from operations (+13%) to €2.8 billion; after maintenance capital expenditures (stable at €1.3 billion), cash flow available before growth investments rose 36% to €1.5 billion;

•	The implementation of a program of non-core business disposals amounting to more than €1.7 billion, which is in excess of the announced target;

•	The €1.5 billion capital increase completed last August.

The reduction in debt was achieved while simultaneously carrying out a significant program of growth investments of €2.4 billion compared with €2.7 billion in 2001.

SATISFACTORY OPERATING PERFORMANCE OF CORE BUSINESSES

EBITDA (1) for the company reached €3,887 million. EBITDA from core businesses posted satisfactory growth of 7.1% to €3,727 million, up 8.0% at constant exchange rates. This increase, which reflects the positive growth trend of new contracts, led to a 0.2% improvement in the EBITDA margin. EBIT from the core businesses rose 1.9% in 2002 to €1,847 million from €1,813 million last year, increasing 3.2% at constant exchange rates. The contribution from non-core businesses was down due to the disposals made during the year. Total EBIT therefore amounted to €1,971 million versus €2,013 million in 2001.

All of the divisions contributed to the growth in EBIT from core businesses. EBIT from Water rose 2.9% to €900 million (up 4.2% at constant exchange rates for core businesses). The good level of business activity in France, the gradually increasing impact of outsourcing contracts won outside of France, and the confirmed turnaround of Vivendi Water Systems offset the slowdown in the industrial equipment market in the United States and higher insurance costs. EBIT from Waste was €385 million (+5% excluding Latin America and at constant exchange rates), benefiting from the initial measures taken to improve profitability. In Energy Services, the 10.7% increase (9% at constant exchange rates) was attributable primarily to the integration of Italian company SIRAM and developments in Northern and Central Europe. EBIT from Transportation increased 3.1% (2.9% at constant exchange rates), with new contracts signed in Europe and the United States more than offsetting the cancellation of the South Central contract in the United Kingdom. EBIT from FCC rose 9.1% (9.4% at constant exchange rates), due principally to its service businesses.

IMPROVEMENT IN NET FINANCIAL EXPENSE
Vivendi Environnement’s net financial expense improved nearly 19%, moving from €798 million in 2001 to €648 million in 2002, reflecting reductions in both net debt and the cost of financing. The average interest rate was 4.25% in 2002 versus 4.85% in 2001.

(1)     EBITDA = EBIT + depreciation + contract renewal expenses

NON-RECURRING ITEMS
Non-recurring items amount to -€90 million, including restructuring costs of €57 million and €47 million in provisions and write-downs taken in the first half of the year relating to the company’s businesses in Latin America, partially offset by the net capital gains as a result of disposals.

RECURRING NET INCOME
After taking into account the non-recurring items, Vivendi Environnement’s consolidated net income amounted to €339 million in 2002 compared with a net loss of €2,251 million last year.

Excluding non-recurring items, consolidated net income was €429 million in 2002 compared with €420 million in 2001 (1). Taking into account the average number of shares outstanding in 2002, recurring net income per share amounted to €1.16, compared with €1.21 in 2001.

The payment of a dividend of €0.55 per share will be proposed at the Shareholders Meeting on April 30, 2003.

Within the context of a difficult business climate, Vivendi Environnement demonstrated its ability to sustain growth and strengthen its market postions. The company will continue its growth strategy in 2003 in line with the priorities defined during previous years: focus on its four, well-matched divisions (Water, Waste, Energy services and Transportation), selective geographical expansion, and growth provided by customers in the municipal, industrial manufacturing and service sectors. The maturation of major contracts recently won and the continued enrichment of the services offered to its customers will contribute to improving the company’s return on capital employed. Growth in cash flow from operations, the continued selectivity of investments and active asset management should enable the company to further improve its financial situation.

Important disclaimer:
Vivendi Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US investor contact: Brian Sullivan +(1) 401 737 4100

Press release also available on http://vivendienvironnement-finance.com

(1)     The recurring net income corresponds to EBIT + net recurring financial income (expense) after notional taxes, companies accounted for by the equity method, recurring straight line goodwill amortization and minority interests.

FINANCIAL STATEMENTS

Consolidated income statement

(in millions of euros)	2002	2001

Revenue	30,078.7	29,126.7

Revenue from core businesses	28,073.0	26,513

EBIT	1,971.3	2,013,1

EBIT from core businesses	1,847.3	1,813.1

Restructuring costs	(56.6)	(49.4)

Operating income before goodwill amortization	1,914.7	1,963.7

Goodwill amortization(1)	(327.2)	(2,910.1)

Operating income/(expense) after goodwill amortization	1,587.5	(946.4)

Cost of financing	(680.9)	(764.2)
Other financial income and expense	32.8	(33.8)

Net financial expense	(648.1)	(798.0)

Operating income/(expense) less net financial expense before equity and minority interests	939.4	(1,744.4)

Other income and expense	(59.7)	38.9

Income/(expense) before tax	879.7	(1,705.5)

Income tax	(437.3)	(462.3)

Net income/(expense) before equity and minority interest	442.4	(2,167.8)

Share in net earnings of companies accounted for by the equity method	39.0	47.8
Minority interests	(142.2)	(131.2)

Net income/(loss)	339.2	(2,251.2)

Net earnings per undiluted share (€)	0.9	(6.6)
Net earnings per diluted share (€)	0.9	(6.6)
Recurring net income	429.0	420
Recurring net income per share (€)	1.16	1.21
Average number of shares (millions)	370,213	346,174

(1)     Recurring and non-recurring.

BALANCE SHEET – ASSETS

(in millions of euros)	2002	2001
Goodwill	6,152.8	6,795.8
Intangible assets	3,904.9	4,477.0
Tangible assets	14,540.8	14,191.3
Financial assets	1,969.5	1,936.6
Total fixed assets	26,568.0	27,400.7
Total current assets	15,450.4	17,008.6

Total assets	42,018.4	44,409.3

BALANCE SHEET – LIABILITIES

(in millions of euros)	2002	2001
Shareholders' equity (group's share)	6,329.6	5,740.0
Minority interests	2,585.2	2,531.1
Subsidies and deferred income	1,413.4	1,483.1
Provisions	2,946.1	3,195.7
Long-term debt	12,913.0	13,134.0
Other long-term liab	427.5	496.6
Long-term capital	26,614.8	26,580.5
Accounts payable	11,607.7	12,939.3
Short-term debt	3,795.9	4,889.5
Total current liabilities	15,403.6	17,828.8

Total shareholders' equity and liabilities	42,018.4	44,409.3

CONSOLIDATED CASH FLOW STATEMENT

(in millions of euros)	2002		2001
Cash flow from operations	2,780		2,455
Change in working capital requirement (1)	(463)	(1)	437	(2)
Net change from operating activities	2,317		2,892
Capital expenditures	(2,603)		(2,879)
Financial investments	(1,131)		(1,315)
Disposals	1,771		598
Change in financial receivables	(152)		80
Other	6		124
Net change from investment activities	(2,109)		(3,392)
Change in debt	(1,708)		1,265
Increase in capital	1,554		411
Dividends	(300)		(299)
Other	(116)		(138)
Net change from financing activities	(570)		1,239
Cash and cash equivalents at beginning of year	2,090		1,528
Impact of currency exchange and other	(92)		(177)
Cash and cash equivalents at end of year	1,636		2,090

(1)    Including reduction in securitization program in France amounting to €223 million
(2)    Including securitization program in France and the United States amounting to €815 million

VIVENDI Environnement

2002, Annual Results – March 2003 - London 1

Important Legal Disclaimer

Vivendi Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Vivendi Environnement's profits, the risk that governmental authorities could terminate or modify some of Vivendi Environnement's contracts, the risk that Vivendi Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Vivendi Environnement's financial results and the price of its shares, the risk that Vivendi Environnement may incur environmental liability in connection with its past, present and future operations, and the risks related to Vivendi Environnement's relationship with Vivendi Universal, as well as the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Environnement.

2002, Annual Results – March 2003 - London 2

Presentation of Annual Financial Statements

2002, Annual Results

VIVENDI
Environnement

Introduction

Henri Proglio

Chairman of the Management Board

2002, Annual Results – March 2003 - London 4

2002: A decisive year in the company's history

- Capital stock restructuring successfully completed
- Solid results in a difficult environment
- Balance sheet strengthened
  - ➔ Strong increase in cash flow from operations
  - ➔ Divestment program exceeded (over €1.7 billion vs €1 billion planned)
  - ➔ Net debt reduced to less than €13.1 billion
- Continued execution of strategy
- Position as world leader in environmental services confirmed
- Management strengthened

2002, Annual Results – March 2003 - London 5

Shareholder structure after capital stock restructuring

New investors 20.4% (1)
Vivendi Universal 20.4%
Float 59.2%

(1) New investors:

Companies in the following groups: CDC, Groupama, Electricité de France, BNP Paribas, Société Générale, Dexia, Groupe Axa, Assurances Générales de France, Eurazeo, Caisse Nationale des Caisses d'Epargne, Crédit Lyonnais, Crédit Agricole Indosuez (Switzerland) on behalf of customer, Crédit Mutuel CIC, Generali, Groupe CNP, Crédit Agricole Indosuez (Switzerland) for its own account, Médéric Prévoyance, Wasserstein Family Trust

2002, Annual Results – March 2003 - London 6

Main municipal and industrial contracts

Order backlog won in 2002: €30 billion

In €m			Backlog
Pudong	50 yrs	China	10,000
Redal (Rabat)	27 yrs	Morocco	4,500
Prague	15 yrs	Czech Republic	2,700
Indianapolis	20 yrs	USA	1,500
The Hague	30 yrs	Netherlands	1,500
Zhuhai	30 yrs	China	390
Baoji	23 yrs	China	265
Atlanta	20 yrs	USA	200
Gera	10 yrs	Germany	100
Alon	20 yrs	USA	75
French industry	-	France	68
Richmond	20 yrs	USA	59
Oklahoma City	5 yrs	USA	36
Freyming – Merleback	12 yrs	France	35
California Microfiltration	1 yr	USA	25
Lens – Liévin	13 yrs	France	17
Toulouse	17.5 yrs	France	16
Narbonne	18 yrs	France	15
East Sussex	25 yrs	UK	1,000
Westminster	7 yrs	UK	350
Nouméa	30 yrs	New-Caledonia	350
Marne	20 yrs	France	306
Borough of Camden	7 yrs	UK	190
Charleston (South Carolina)	7 yrs	USA	119
Singapore	5 yrs	Singapore	45
SNCF	6 yrs	France	43
Savannah (Georgia)	6 yrs	USA	41
Portsmouth	7 yrs	UK	38
Ford	3 yrs	USA	10

Water   Waste   Energy services   Transportation

2002, Annual Results – March 2003 - London   7

Main municipal and industrial contracts

Order backlog won in 2002: €30 billion

In €m

			Backlog
Poznan	25 yrs	Poland	1,700
BP Lavera	12 yrs	France	498
" "	11 yrs	France	387
Resonor	24 yrs	France	437
Ahlstrom	10 yrs	UK	72
Manuli Films	10 yrs	Italy	70
Arcelor	15 yrs	France	65
Viry-Châtillon	24 yrs	France	48
Aulnay	12 yrs	France	42
Majid	10 yrs	United Arab Emirates	41
Parme	9 yrs	Italy	34
Fortalezza	5 yrs	Brazil	31
Setuza	15 yrs	Moravia	29
Futuroscope	3 yrs	France	26
ATM Milano	5 yrs	Italy	23
Rhodia	15 yrs	France	21
Prince Charles Hospital, Wales	20 yrs	UK	18
Boston	5 yrs	USA	1,000
Jerusalem Tramway	27 yrs	Israel	459
Rikstrafiken	5 yrs	Sweden	190
Em-Senne-Weser	10 yrs	Germany	180
Certus	10 yrs	Slovenia	170
Dublin	5 yrs	Ireland	157
Bus Sleska	20 yrs	Czech Republic	124
Washington D.C. area	5 yrs	USA	80
Eskilstuna	6 yrs	Sweden	56
Los Angeles	5 yrs	USA	50

Water · Waste · Energy services · Transportation

2002, Annual Results – March 2003 - London 8

Solid results:
Key figures for 2002

In €m

	Dec.31, 02	Dec. 31, 01	2002/2001 Exchange rate Current	Constant
Revenue	30,079	29,127		
Revenue from core businesses	*28,073*	*26,513*	*+5.9%*	*+7.2%*
EBITDA	3,887	3,760		
EBITDA from core businesses	*3,727*	*3,480*	*+7.1%*	*+8.0%*
EBIT	1,971	2,013		
EBIT from core businesses	*1,847*	*1,813*	*+1.9%*	*+3.2%*
Net income	339	(2,251)		
Recurring net income	429	420		
Recurring net income per share (in €)	1.16	1.20		
Dividend per share (in €) (1)	0.55	0.55		
Net debt	13,066	14,283		

Number of shares: 405,070,459
Average number of shares in 2002: 370,213,187

(1) excluding tax credit and subject to the approval of the Shareholders Meeting on April 30

2002, Annual Results – March 2003 - London 9

Increase in cash generation:
Very strong improvement in cash indicators

In €m
3000
2500
2000
1500
1000
500
0
2,100
2,455
2,780
+32%
758
1,073
1,457
+92%
Net debt / EBITDA (x)
2002: 3.4 (x)
2001: 3.8 (x)
2000: 4.0 (x)
4
3.9
3.8
3.7
3.6
3.5
3.4
3.3
3.2
3.1
3.0
2000 2001 2002
Cash flow from operations
2000 2001 2002
Cash flow available before growth

2002, Annual Results – March 2003 - London
10

Jérôme Contamine

Senior Executive Vice President

2002, Annual Results – March 2003 - London

11

Solid results:
Income statement

In €m	2002	2001
Revenue	**30,079**	**29,127**
EBITDA	**3,887**	**3,760**
→ Long Term depreciation and provisions	(1,621)	(1,456)
→ Renewal expense	(295)	(291)
EBIT	**1,971**	**2,013**
→ Other operating items	0	40
→ Net financial expense	(706)	(798)
→ Notional tax charge	(448)	(444)
→ Companies accounted for by equity method	39	48
→ Minority interests	(177)	(182)
Recurring net income before goodwill	**679**	**677**
→ Recurring goodwill	(250)	(257)
Recurring net income after goodwill	**429**	**420**
Non-recurring income/(expense)	**(90)**	**(2,672)**
Net income/(loss)	**339**	**(2,252)**

2002, Annual Results – March 2003 - London 12

Solid results:

Growth in revenue from core businesses

In €m	Dec. 31, 2002	Dec. 31, 2001	2002/2001	Organic growth at constant exchange rates
Water	11,288	11,027	+2.4%	+4.0%
Waste	6,139	5,914	+3.8%	+5.0%
Energy services	4,571	4,017	+13.8%	+6.3%
Transportation	3,422	3,099	+10.4%	+4.5%
FCC	2,653	2,455	+8.1%	+8.5%
TOTAL	28,073	26,513	+5.9%	+5.0%

2002, Annual Results – March 2003 - London 13

Solid results:
Core business contribution to EBIT

(In €m)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
900
875
385
391
244
221
116
112
250
229
1,847
1,813
Water
Waste (1)
Energy services
Transportation
FCC
Total
Dec. 31, 2002
Dec. 31, 2001

	Water	Waste [1]	Energy services	Transportation	FCC	Total
Dec.31, 02/Dec. 31, 01	+2.9%	-1.4%	+10.7%	+3.1%	+9.1%	+1.9%
At constant exchange rate	+4.2%	+2.4%	+9.0%	+2.9%	+9.4%	+3.2%

(1) +5% excluding Proactiva at constant exchange rate (Onyx scope)

2002, Annual Results – March 2003 - London 14

Significant items by division: volume and profitability

Water **EBIT margin 8.0%**	**France**	**Good business activity in water distribution. Favorable impact of industrial business growth**
	USA	**Growth in municipal and industrial outsourcing and growth at Culligan** **Slowdown in sale of equipment to industrial customers and negative impact of Indianapolis contract startup costs and increased insurance costs on EBIT margin.**
	RoW	**Double-digit growth in revenue and EBIT In Eastern Europe: revenue up 70% and improved margins** **Asia: revenue up 26%, EBIT up 50%**
Vivendi Water Systems		**Increased contract selectivity benefiting EBIT.**

2002, Annual Results – March 2003 - London 15

Significant items by division: volume and profitability

Waste EBIT margin 6.3%		Excluding Latin America, EBIT growth of 5% at constant exchange rates
	France	Sustained performance despite competitive environment and the renegotiation of certain contracts
	USA	Double-digit growth in EBIT Good growth in solid and hazardous waste businesses Growth in waste to energy (Savannah and Charleston contracts)
	Europe	Continued improvement in UK margin (EBIT up 35%)
	Asia	Business up 16%: Singapore contract and especially increased volumes in Hong Kong (+30%)

2002, Annual Results – March 2003 - London
16

Significant items by division: volume and profitability

Energy services
EBIT margin 5.3%

France

Sustained business activity: increase in cogeneration offset reduction in gas price

Margin: impact of full-year change in mix

International

Revenue +31%, with 1/3 from the acquisitions (Siram, Italy), 1/3 with the startup of important contracts (Talin, Vilnius and Poznan).

EBIT +55% : Siram's integration process ahead of plan and effects of favorable climate in Central Europe.

Transportation
EBIT margin 3.4%

France

11 month contribution of Verney

UK

Decrease in passengers traffic~1%

USA

(2002 revenue ~$0.1 billion)

Revenue more than doubled as a result of full year impact of new contracts (Washington D.C. area, etc ...)

2002, Annual Results – March 2003 - London 17

Strengthened financial situation:

Over €1.7 billion in completed disposals: beyond target

		In €m
Bristol Waterworks	February 02	37
Filtration & Separation	April 02	378
Plymouth Products	September 02	126
Philadelphia Suburban Corp.	September 02	207
South Staffordshire	October 02	131
Distribution	November 02	472
Bonna Sabla	December 02	98
Miscellaneous tangible assets		203
Other financial disposals		119
TOTAL		**€1,771m**

2002, Annual Results – March 2003 - London

18

Strengthened financial situation:
Cash flow generation up significantly

In €m		2002	2001
➔ Cash flow from operations	+13%	2,780	2,455
➔ Maintenance capital expenditures		(1,323)	(1,382)
Cash flow available before growth	***+36%***	***1,457***	***1,073***
➔ Capital expenditures for growth		(2,415)	(2,670)
➔ Disposal of assets		1,771	598
➔ Change in consolidation scope		(525)	(460)
➔ Change in working capital requirement		(464) (1)	437 (2)
Cash flow before financial transactions		***(176)***	***(1,022)***
➔ Change in capital		1,554	411
➔ Impact of exchange rate, dividends and other		(161)	(484)
Cash flow for the year after capital increase		***1,217***	***(1,095)***
Net debt at start of year 2002		***(14,283)***	***(13,187)***
Net debt at end of year 2002		***(13,066)***	***(14,283)***

(1) Includes €223m increase related to the reduction in the French securitization program
(2) Includes €815m reduction related to the introduction of the French and US securitization program

2002, Annual Results – March 2003 - London 19

Strengthened financial situation:
Debt structure

- Extension of average debt maturity to more than 4 years
- Significantly stronger financial ratios: 40% improvement in coverage ratio in two years

Financial ratios

	2002	2001	2000
EBITDA/financial expense (x)	5.1	4.8	3.7
Net debt/EBITDA (x)	3.4	3.8	4.0

2002, Annual Results – March 2003 - London 20

Strategy and Outlook

Henri Proglio

2002, Annual Results – March 2003 - London 21

Continued execution of strategy

Confirmed business model

Vivendi Environnement:

- The pure player in environmental services
- 4 well matched divisions
  - ➔ Water
  - ➔ Waste
  - ➔ Energy services
  - ➔ Transportation
- Secure geographical coverage
  Over 95% of revenue generated in industrialized countries with stable political and monetary systems
- Growth ensured by a balanced customer mix (municipalities ~65% of revenue; manufacturing and service customers ~35%)
- Positions in high-potential markets such as water
- Future cash flows that are recurring and undergoing growth: strengthened additional order backlog (€30 billion in 2002)

2002, Annual Results – March 2003 - London 22

Growth and financial rigour

Continued pursuit of growth ...

- **Average revenue growth in core businesses of 4–8% per year from 2002 to 2005**
- **Improved profitability: increase in ROCE for each division, based on:**
  - ➔ **Maturation of contracts signed since 1999**
  - ➔ **Productivity improvement efforts**
  - ➔ **Implementation of synergies**
  - ➔ **Selective investment policy**
  - ➔ **Active management of asset portfolio**

2002, Annual Results – March 2003 - London 23

Key indicator: ROCE

$$ROCE^{(1)} = \frac{\text{(EBIT – group tax + companies accounted for by equity method)}}{\text{Average capital employed for the year}}$$

Capital employed = *Gross goodwill - impairment + fixed assets*
+ working capital requirements
+ equity method securities
– provisions for risks and liabilities – other LT liabilities

(1) These figures are calculated based on data for the core businesses.

- **A suitable tool for growth/capital decisions**
  - ➔ Strong potential growth and synergies
  - ➔ Context of scarce capital
- **A consistent and measurable operating indicator**
- **An advanced indicator of net income**
- **2002 group ROCE: 6.4%** (including 2% impact from major acquisitions)
- **Group WACC: 5.2 % / 5.8%**

2002, Annual Results – March 2003 - London 24

Growth and financial rigour

Continued pursuit of growth …

Key indicator: ROCE

2005 targets for growth and ROCE
ROCE
8,5%
8,0%
7,5%
7,0%
6,5%
6,0%
5,5%
5,0%
CA 2005 : +4% CAGR
2002
CA 2005 : +8% CAGR
23 000
25 000
27 000
29 000
31 000
33 000
35 000
37 000
In €m
Core business revenue

2002, Annual Results – March 2003 - London

25

Growth and financial rigour

… accompanied by financial rigour

- **Continued improvement in financial ratios**
- **Positive free cash flow after disposals and investments in growth in 2003**
- **Positive free cash flow in 2004**

2002, Annual Results – March 2003 - London 26

Appendixes

2002, Annual Results – March 2003 - London 27

History of Vivendi Universal's interest in Vivendi Environnement's equity capital

December 1999	Formation of Vivendi Environnement (VE), owned ***100%*** by Vivendi Universal (VU)
July 20, 2000	IPO VU owns ***72.3%***
December 17, 2001	VU sells 9.3% VU owns ***63%***
June 28, 2002	VU sells 15.5% VU owns ***47.5%***
August 2, 2002	1.5 billion euro capital increase for VE VU owns ***40.8%***
December 24, 2002 exercisable	VU sells 20.4%, +20.4% call option at 26.5 euros per share at any time until December 2004. VU owns ***20.4%***

2002, Annual Results – March 2003 - London

28

Solid results:

7.1% increase in EBITDA from core businesses

In €m	Dec. 31, 2002	Δ 2002/2001	2002 margin
Water	1,604	+6.8%	14.2%
Waste	949	+1.8%	15.5%
Energy services	576	+20.8%	12.6%
Transportation	291	+13.1%	8.5%
FCC	354	+8.7%	13.3%
Holding company	(47)		
Total for core businesses	**3,727**	**+7.1%**	**13.3%**
Non-core businesses	160		
Total	**3,887**		

2002, Annual Results – March 2003 - London 29

Strengthened financial situation:
Financial expense down significantly

In €m	2002	2001	Δ
Cost of financing	(681)	(764)	83
Other financial income and expense	(25)	(34)	
Recurring			
→ *Amort. of premium (mainly Océane)*	(33)		
→ *Other*	8		
Non-recurring	58		
→ *Capital gain from PSC disposal*	110		
→ *Depreciation of treasury stock*	(32)		
→ *Other*	(20)		
Net financial expense	(648)	(798)	150

Average 2002 interest rate 4.25%

2002, Annual Results – March 2003 - London 30

Non-recurring income

In €m

	2002	2001
Provisions and write-downs, Latin America	(47)	-
Provisions and write-downs, German subsidiaries	(40)	-
Other exceptional goodwill write-downs	(16)	(2,653)
Restructuring costs	(57)	(50)
Capital gains and other	70	31
TOTAL	(90)	(2,672)

2002, Annual Results – March 2003 - London 31

Strengthened financial situation:

Capital expenditures and investment acquisitions: €3.7bn, vs €4bn in 2001

In €m	Maintenance	Growth	Comments
Water	584	1,242	*Pudong,Czech Republic, Morocco, USA*
Waste	383	461	*Major projects in France, Sheffield, Hampshire*
Energy services	96	340	*Contract in Estonia, Poznan in Poland*
Transportation	108	159	*Acquisition of Verney, Stockholm metro*
FCC and Proactiva	152	213	
	1,323	2,415	

2002, Annual Results – March 2003 - London 32

Strengthened financial situation:
An active financing policy

- Active debt management
  - ➔ Total independence of financing (elimination of cross-default with Vivendi Universal in August 2002)
  - ➔ Currency coverage of assets
  - ➔ Extension of average debt maturity
- Financial flexibility
  - ➔ Improvement in liquidity
  - ➔ Elimination of all ratings triggers
  - ➔ Easing of covenant levels
- Stabilization of ratings
  - ➔ Short-term ratings confirmed: A2 (Standard & Poor's), P2 (Moody's)
  - ➔ Long-term ratings:

S&P	BBB+	stable
Moody's	Baa1	negative

  - ➔ Vivendi Environnement taken off S&P "credit cliff list" in December 2002

2002, Annual Results – March 2003 - London 33

Secure geographical coverage

Revenue from core businesses

Asia 4%
Other 2%
Latin America 2%
North America 12%
France 45%
Europe 35%

55% of revenue generated outside France

2002, Annual Results – March 2003 - London
34

Balanced customer mix

Large European industrial accounts: growth in outsourcing contracts

- **2.5 times more orders booked in 2002 than in 2001:**
  - → Recurring revenue won: €200m
  - → Backlog: €1,920m
  - → Average contract period: 9.6 years
  - → Corresponding investments: less than €100m

Outsourcing contracts: recurring revenue won
+120%
€90m
€200m
2001
2002

An emerging market: outsourcing of environmental services by major industrial customers

2002, Annual Results – March 2003 - London 35

Positions in high-potential markets
Example: water

Strategic geographical breakdown of revenue from water business

2002 revenue: €11,288m

	Δ in revenue 2002/2000
France	+8%
RoW (1)	+42%
VWS	N.S
USA Core businesses	+8%

RoW (1)
32%
France
52%
USA
16%

(1) Row = Europe, Asia and others

2002, Annual Results – March 2003 - London 36

Positions in high-potential markets

Structure of the French water market

- **Over 90% of municipal outsourcing contracts awarded through "affermage (*)" contracts**
- **Pricing trends:**
  - ➔ Trend over recent years: increase of 1.5–2%
  - ➔ Price among the low average of European prices, number 7 in decreasing order
  - ➔ Consumption: average of 150 liters of water/day (compared with 300–400 liters in the USA)
- **Générale des Eaux supplies potable water to 26 million people and treats the wastewater of 19 million people.**
  - ➔ 4,500 municipal outsourcing contracts
  - ➔ 43% market share in potable water and 32% in wastewater in terms of population served (includes all types of management)

(*) A concession contract in which the private operator is not required to invest in (but only to maintain and refurbich) the facilities it uses is typically referred to in France as an "affermage" contract.

2002, Annual Results – March 2003 - London 37

Positions in high-potential markets

French water market: growth opportunities

- **Potential in wastewater segment (40% privatized)**
- **Continuous productivity through:**
  - → Increase in value-added services (quality approach, operator training, health intelligence)
  - → Upgrading of treatment facilities (European directive of 1991)
  - → Development of independent domestic wastewater services
- **More stringent regulations in Europe covering water resources (nitrates, pesticides, turbidity)**
- **700–800 contracts a year re-tendered, of which around 50% for Générale des Eaux: the French municipal market is the most active in the world. GdE renews over 95% of its contracts (in terms of revenue)**

→

- **Comfortable leadership position**
- **Strengthened margins**

2002, Annual Results – March 2003 - London

38

Positions in high-potential markets

Water - Europe

- **Annual double-digit growth in revenue and EBIT for 2000–2004**
- **Growth based on:**
  - → Strong positions: for example, Czech Republic
  - → Strategy to intensify geographical coverage
    - Berlin in 1999
    - New contracts in 2000: Germany (Midewa), Romania (Bucharest), Czech Rep. (Olomouc, Turnov, Rychnov)
    - 2001: Germany (Görlitz), Czech Rep. (Prague)
    - 2002: Germany (Gera, Weisswasser), Poland (Tarnowskie Gory), Czech Rep. (Dobrany and Ricany)
- **A return on capital employed that follows the "J curve"**

EUROPE
ARCTIC CIRCLE
Norwegian Sea
Barents Sea
Iceland
Faroe Islands (Denmark)
Norway
Finland
Russian Federation (European Russia)
Ural Mountains
Sweden
Estonia
Latvia
Lithuania
Atlantic Ocean
North Sea
Baltic Sea
Netherlands
Belgium
Ireland
UK
Denmark
Poland
Belarus
400 mi
400 km
Germany
Czech Rep.
Ukraine
Luxembourg
Slovakia
Liechtenstein
Switzerland
Austria
Hungary
Romania
Moldova
France
Slovenia
Croatia
Bosnia Herzegovina
Serbia Montenegro (Yugoslavia)
Black Sea
Georgia
Monaco
Italy
Andorra
San Marino
Bulgaria
Corsica (France)
Vatican
Sardinia (Italy)
Spain
Turkey
ASIA
Mediterranean Sea
Albania
Macedonia
Greece
Portugal
Cyprus
Syria
Algeria
Malta
Sicily (Italy)
Crete (Greece)
Lebanon
Morocco
Israel
Jordan
Tunisia
Libya
AFRICA
Egypt
Saudi Arabia
©GraphicMaps.com

2002, Annual Results – March 2003 - London 39

Positions in high-potential markets

Water – Asia/Oceania

2002 Revenues €m220
Shanghai(50 years – €10,000m)
Chengdu, Tianjin -
2000 Revenues
€89m
Startup in 2003
Baoji (30 years – backlog €390m)
Zuhai (23 years – backlog €265m)
2004 (e) Revenues
€470m

2002, Annual Results – March 2003 - London 40

Positions in high-potential markets

Water – United States

- **Leader with 47% share of outsourcing market**
- **Leader with 29% market share in municipal outsourcing and 86% in industrial outsourcing**
- **Balanced mix between industrial and municipal customers**
- **Contract renewal rate >90% in 2002**
- **More than $2bn in additional backlog in 2002 (compared with $1.1bn in 2001)**

Municipal market shares (*)

VE/USFilter
29%
Suez/ United Water
15%
OMI
12%
Other
(13 companies)
44%

RUSSIA
Anchorage
CANADA
ICELAND
Seattle
New York
WASHINGTON, D.C.
Los Angeles
Houston
Miami
MEXICO
North Pacific Ocean
North Atlantic Ocean

Industrial market shares (*)

Other 14%
(12 companies)
VE/USFilter
86%

* 2001 figures Public Works Financing

2002, Annual Results – March 2003 - London

41

Positions in high-potential markets

Water – United States

- Focus on core businesses
- Favorable trends in both municipal and industrial outsourcing markets
- Outlook unchanged for equipment sales
  - ➔ Growth in sales to municipalities
  - ➔ Sales to industrial customers flat

2002, Annual Results – March 2003 - London 42

Director of Investor Relations

Nathalie PINON

38 Avenue Kléber – 75116 Paris - France

Telephone +33 1 71 75 01 67

Fax +33 1 71 75 10 12

e-mail **nathalie.pinon@groupve.com**

Web site

http://www.vivendienvironnement-finance.com

2002, Annual Results – March 2003 - London 43

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 4, 2003

VIVENDI ENVIRONNEMENT
By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Chief Financial Officer